Exhibit 21.0

List of Subsidiaries and Jurisdictions

Name of Subsidiary	Jurisdiction of Organization

Telesource CNMI, Inc.	Northern Mariana Islands

Telesource (Fiji), Limited	Fiji

TransRadio SenderSysteme Berlin, A.G.	Germany

Pernix/SHBC Joint Venture	United States

Telesource SHBC (Fiji), Limited	Fiji

Vanuatu Utilities and Infrastructure Limited	Vanuatu

Pernix Universal Energy Joint Venture	United States

Pernix-Serka Joint Venture	United States

Pernix-Niger	Niger